                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------
In the Matter of
                                   CERTIFICATE
AMEREN CORPORATION
                                       OF
File No. 70-9133
                                  NOTIFICATION
(Public Utility Holding Company
Act of 1935)

--------------------------------------------------------------------------------


This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.

1) Ameren common stock - New Issue:   None.

2) Ameren common stock - dividend reinvestment plan and employee benefit plans:
   Ameren purchased 358,643 shares under its dividend reinvestment plan, 171,043 shares under its Long Term Incentive Plan and 109,113 shares under its employee benefit plans.

3) Guaranteed issued
   No performance guarantees.
   The following financial guarantees were issued during the 3rd quarter of 2000.


Name of Parent Name of Subsidiary             Amount           Terms            Purpose
-------------- ------------------             ------           -----            -------

Ameren Corp.   Ameren Energy Marketing     $  3,000,000    through 12/31/00  Credit Support
Ameren Corp.   Ameren Energy Generating    $  2,000,000    through 09/30/00  Credit Support
Ameren Corp.   Ameren Energy Marketing     $ 10,000,000    through 12/31/01  Credit Support
Ameren Corp.   Ameren Energy Marketing     $  3,000,000    through 12/31/01  Credit Support
Ameren Corp.   Illinois Material Supply    $ 69,420,000    through 05/01/01  Credit Support
Ameren Corp.   Ameren Energy Marketing     $  7,000,000    through 12/31/01  Credit Support
Ameren Corp.   Ameren Energy Marketing     $  4,000,000    through 12/31/01  Credit Support

         The following financial guarantees are expired.

Name of Parent    Name of Subsidiary     Amount              Purpose

Ameren Corp.      Ameren Energy          $ 10,000,000        Credit Support
Ameren Corp.      Ameren Energy          $  5,000,000        Credit Support
Ameren Corp.      Ameren Energy          $  2,000,000        Credit Support
Ameren Corp.      Ameren Energy          $  2,000,000        Credit Support
Ameren Corp.      Ameren Energy          $  6,000,000        Credit Support
Ameren Corp.      Ameren Energy          $  2,000,000        Credit Support
Ameren Corp.      Ameren Energy          $  2,000,000        Credit Support
Ameren Corp.      Ameren Energy          $  2,000,000        Credit Support


4  Short-term debt issued by Ameren during the third quarter of 2000:

A. Commercial paper issued through Chase Securities and/or Banc of America Securities during the quarter, ranging from $329.3 million to $463.5 million, at a monthly average interest rate of 6.6%.

B. A series of overnight loans from Banca Nazionale del Lavoro during the quarter, ranging from $700,000 to $9.4 million, at interest rates ranging from 6.6% to 7.4%.

  Maximum indebtedness at any one time:$466.1 million on September 30, 2000.


5)Financings consummated by any Utility Subsidiary not exempt under Rule 52:

Union Electric Company: Commercial paper issued through Bank One Capital Markets, Goldman Sachs, and/or A. G. Edwards & Sons, ranging from a low of $2.5 million to a high of $187.3 million, at a monthly average interest rate of 6.5%.


6)Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52:
              None.


7)       Forms U-6B-2 filed with the Commission:
         Quarterly report filed.


8)       Balance Sheets:
         The consolidated and stand-alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.


9)       Registration Statements:
         None.


                                                     SIGNATURE
The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                          Ameren Corporation



                                          By   /S/ Steven R. Sullivan
                                             -----------------------------
                                                    Steven R. Sullivan
                                           Vice President, General Counsel
                                                    and Secretary
November 22, 2000

                                                                     Exhibit A
                                                                   Page 1 of 3






                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)

                                                     September 30,  December 31,
ASSETS                                                   2000          1999
-----------                                          -----------   -----------
Property and plant, at original cost:
Electric                                             $12,623,029   $12,053,411
Gas                                                      506,822       491,708
Other                                                     96,410        92,696
                                                     -----------   -----------
                                                      13,226,261    12,637,815
   Less accumulated depreciation and amortization      6,159,140     5,891,340
                                                     -----------   -----------
                                                       7,067,121     6,746,475
Construction work in progress:
   Nuclear fuel in process                               100,975        88,830
   Other                                                 360,247       329,880
                                                     -----------   -----------
         Total property and plant, net               7,528,3437,     7,165,185
                                                     -----------   -----------
Investments and other assets:
   Investments                                            40,162        66,476
   Nuclear decommissioning trust fund                    194,294       186,760
   Other                                                  89,049        80,737
                                                     -----------   -----------
         Total investments and other assets              323,505       333,973
                                                     -----------   -----------
Current assets:
   Cash and cash equivalents                             237,537       194,882
   Accounts receivable - trade (less allowance
   for doubtful accounts of $10,397 and
   $7,136 respectively)                                  302,742       216,344
   Unbilled revenue                                      147,432       154,097
   Other accounts and notes receivable                    29,186        20,668
   Materials and supplies, at average cost -
      Fossil fuel                                        130,398       123,143
      Other                                              118,928       130,081
   Other                                                  39,684        39,791
                                                     -----------    -----------
         Total current assets                          1,005,907       879,006
                                                     -----------    -----------
Regulatory assets:
   Deferred income taxes                                 600,359       622,520
   Other                                                 163,568       176,931
                                                     -----------    -----------
         Total regulatory assets                         763,927       799,451
                                                     -----------    -----------
Total Assets                                         $ 9,621,682    $9,177,615
                                                     ===========    ===========


CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, 400,000,000
     shares authorized - 137,215,462
     shares outstanding                               $    1,372    $    1,372
   Other paid-in capital, principally premium on
     common stock                                      1,581,871     1,582,501
   Retained earnings                                   1,675,073     1,505,827
                                                      ----------    ----------
         Total common stockholders' equity             3,258,316     3,089,700
   Preferred stock not subject to mandatory
      redemption
                                                         235,197       235,197
   Long-term debt                                      2,305,212     2,448,448
                                                      ----------    ----------
         Total capitalization                          5,798,725     5,773,345
                                                      ----------    ----------
Minority interest in consolidated subsidiaries             3,955         4,010
Current liabilities:
   Current maturity of long-term debt                     59,697       128,867
   Short-term debt                                       469,743        80,165
   Accounts and wages payable                            254,979       341,274
   Accumulated deferred income taxes                      57,464        70,719
   Taxes accrued                                         325,445       155,396
   Other                                                 298,068       300,396
                                                      ----------    ----------
         Total current liabilities                     1,465,396     1,077,168
                                                      ----------    ----------
Accumulated deferred income taxes                      1,537,825     1,493,634
Accumulated deferred investment tax credits              166,333       170,834
Regulatory liability                                     185,561       188,404
Other deferred credits and liabilities                   463,887       470,220
                                                      ----------    ----------
Total Capital and Liabilities                         $9,621,682    $9,177,615
                                                      ==========    ==========


See Notes to Consolidated Financial Statements.


                                                                    Exhibit A
                                                                  Page 2 of 3


                                      CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                                   BALANCE SHEET
                                                     UNAUDITED
                                                     ---------
                                       (Thousands of Dollars, Except Shares)


                                                                September 30,  December 31,
ASSETS                                                               2000        1999
------                                                          ------------ ----------
Property and plant, at original cost:
   Electric                                                     $1,192,443   $2,422,002
   Gas                                                             272,661      267,909
                                                                ----------   ----------
                                                                 1,465,104    2,689,911
   Less accumulated depreciation and amortization                  647,964    1,260,582
                                                                ----------   ----------
                                                                   817,140    1,429,329
Construction work in progress                                        5,986       43,435
                                                                ----------   ----------
         Total property and plant, net                             823,126    1,472,764
                                                                ----------   ----------

Investments and other assets:
   Intercompany notes receivable
                                                                   511,701         --
   Intercompany tax receivable                                     198,931         --
   Other                                                            17,628       17,722
                                                                ----------   ----------
         Total investments and other assets                        728,260       17,722
                                                                ----------   ----------


Current assets:
   Cash and cash equivalents                                        20,994       12,536
   Accounts receivable - trade (less allowance for doubtful
         accounts of $2,408 and $1,828, respectively)               51,630       48,703
   Unbilled revenue                                                 77,639       75,884
   Other accounts and notes receivable                              41,616       20,875
   Intercompany notes receivable                                    39,925         --
   Intercompany tax receivable                                      20,065         --

   Materials and supplies, at average cost -
      Fossil fuel                                                   24,958       47,291
      Other                                                         10,075       33,931
   Other                                                             6,418       10,387
                                                                ----------   ----------
         Total current assets                                      293,320      249,607
                                                                ----------   ----------
Regulatory assets:
   Deferred income taxes                                               226       21,520
   Other                                                            13,742       20,141
                                                                ----------   ----------
         Total regulatory assets                                    13,968       41,661
Total Assets                                                    $1,858,674   $1,781,754
                                                                ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, 45,000,000 shares authorized -
     25,452,373 shares outstanding                              $  120,033   $  120,033
   Retained earnings                                               434,899      414,345
                                                                ----------   ----------
         Total common stockholder's equity                         554,932      534,378
   Preferred stock not subject to mandatory redemption              80,000       80,000
   Long-term debt                                                  463,145      493,625
                                                                ----------   ----------
        Total capitalization                                     1,098,077    1,108,003
                                                                ----------   ----------
Current liabilities:
   Current maturity of long-term debt                               30,000       35,000
   Intercompany notes payable                                      125,720      132,900
   Accounts and wages payable                                      167,050       82,800
   Accumulated deferred income taxes                                19,627       22,621
   Taxes accrued                                                    30,680       32,145
   Other                                                            34,003       39,619
                                                                ----------   ----------
         Total current liabilities                                 407,080      345,085
                                                                ----------   ----------
Accumulated deferred income taxes                                  279,937      216,661
Accumulated deferred investment tax credits                         13,048       32,169
Regulatory liability                                                35,451       34,004
Other deferred credits and liabilities                              25,081       45,832
                                                                ----------   ----------
Total Capital and Liabilities                                   $1,858,674   $1,781,754
                                                                ==========   ==========

See Notes to Financial Statements.

                                                                    Exhibit A
                                                                  Page 3 of 3


                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                                    ---------
                          (Thousands of Dollars, Except Shares)



                                                               September 30,    December 31,
ASSETS                                                            1999             2000
------                                                         -------------  -----------
Property and plant, at original cost:
   Electric                                                      $9,400,524   $9,210,122
   Gas                                                              234,148      223,789
   Other                                                             37,139       37,156
                                                                 ----------   -----------
                                                                  9,671,811    9,471,067
   Less accumulated depreciation and amortization                 4,518,530    4,320,910
                                                                 ----------   ----------
                                                                  5,153,281    5,150,157
Construction work in progress:
   Nuclear fuel in process                                          100,975       88,830
   Other                                                             99,494       92,833
                                                                 ----------   ----------
         Total property and plant, net                            5,353,750    5,331,820
                                                                 ----------   ----------
Investments and other assets:
   Nuclear decommissioning trust fund                               194,294      186,760
   Other                                                             61,837       59,748
                                                                 ----------   ----------
         Total investments and other assets                         256,131      246,508
                                                                 ----------   ----------
Current assets:
   Cash and cash equivalents                                        178,786      117,308
   Accounts receivable - trade (less allowance for doubtful
         accounts of $7,990 and $5,308, respectively)               230,710      151,399
   Unbilled revenue                                                  69,146       78,213
   Other accounts and notes receivable                               39,503
                                                                                  19,803
   Intercompany notes receivable                                    158,050      165,700
   Materials and supplies, at average cost -
      Fossil fuel                                                    64,012       65,292
      Other                                                          81,317       90,921
   Other                                                             19,101       19,205
                                                                 ----------   ----------
         Total current assets                                       840,625      707,841
                                                                 ----------   ----------
Regulatory assets:
   Deferred income taxes                                            600,069      600,604
   Other                                                            149,825      156,789
                                                                 ----------   ----------
         Total regulatory assets                                    749,894      757,393
                                                                 ----------   ----------
Total Assets                                                     $7,200,400   $7,043,562
                                                                 ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, 150,000,000 shares authorized -
     102,123,834 shares outstanding                              $  510,619   $  510,619
   Other paid-in capital, principally premium on
     common stock                                                   701,896      701,896
   Retained earnings                                              1,337,505    1,221,167
                                                                 ----------   ----------
         Total common stockholder's equity                        2,550,020    2,433,682
   Preferred stock not subject to mandatory redemption              155,197      155,197
   Long-term debt                                                 1,729,845    1,882,601
                                                                 ----------   ----------
         Total capitalization                                     4,435,062    4,471,480
                                                                 ----------   ----------
Current liabilities:
   Current maturity of long-term debt                                12,653       11,423
   Accounts and wages payable                                       249,251      234,845
   Accumulated deferred income taxes                                 37,963       48,139
   Taxes accrued                                                    258,142      119,699
   Other                                                            188,731      208,373
                                                                 ----------   ----------
         Total current liabilities                                  746,740      622,479
                                                                 ----------   ----------
Accumulated deferred income taxes                                 1,309,606    1,248,721
Accumulated deferred investment tax credits                         134,337      138,665
Regulatory liability                                                150,110      154,399
Other deferred credits and liabilities                              424,545      407,818
                                                                 ----------   ----------
Total Capital and Liabilities                                    $7,200,400   $7,043,562
                                                                 ==========   ==========

See Notes to Financial Statements.